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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-1

               Certificate of Accounting of Securities and Similar
                 Investments of a Management Investment Company
                          in the Custody of Members of
                          National Securities Exchanges

                    Pursuant to Rule 17f-1 [17 CRF 270.17f-1]

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1. Investment Company Act File Number:              Date examination completed:

811-08191                                           March 7, 2005
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2. State Identification Number: CT, NY

AL                  AK                   AZ                   AR             CA
CO                  CT   S146474         DE                   DC             FL
GA                  HI                   ID                   IL             IN
IA                  KS                   KY                   LA             ME
MD                  MA                   MI                   MN             MS
MO                  MT                   NE                   NV             NH
NJ                  NM                   NY   S279641         NC             ND
OH                  OK                   OR                   PA             RI
SC                  SD                   TN                   TX             UT
VT                  VA                   WA                   WV             WI
WY                  Puerto Rico          Other (specify):
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

BULLFINCH FUND, INC. UNRESTRICTED SERIES, A SERIES WITHIN BULLFINCH FUND, INC.
--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

1370 PITTSFORD MENDON ROAD, MENDON, NY 14506
--------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by the investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

INVESTMENT COMPANY

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company that is a member of a national securities exchange.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                               BULLFINCH FUND, INC.
                               UNRESTRICTED SERIES

                        ---------------------------------
                                SEC FORM N-17f-1
                                DECEMBER 31, 2004
                        ---------------------------------

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Bullfinch Fund, Inc.

      We have examined management's assertion about the Bullfinch Fund, Inc.'s (the Company's) compliance with the requirements of subsections (b)(1) and
(b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 2004, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004:

      o Confirmation of all securities held by institutions (Charles Schwab & Co.) in book entry form.

      o Reconciliation of all such securities to the books and records of the Company.

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specific requirements.

      In our opinion, management's assertion that the Bullfinch Fund, Inc. was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 2004, with respect to securities reflected in the investment account of the Unrestricted Series (a series within Bullfinch Fund, Inc.) is fairly stated, in all material respects.

      This report is intended solely for the information and use of management of the Bullfinch Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purposes.


/s/ Rotenberg & Co. LLP
March 7, 2005
Rochester, New York